

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





06032407

April 3, 2006



Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/3/2006

Re: General Motors Corporation
Incoming letter dated February 7, 2006

Dear Ms. Larin:

This is in response to your letters dated February 7, 2006 and March 7, 2006 concerning the shareholder proposal submitted to General Motors by Louis Lauve. We also have received a letter on the proponent's behalf dated March 6, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



**General Motors Corporation**
**Legal Staff**

**Facsimile** (313) 665-4979

**Telephone** (313) 665-4927

February 7, 2006



U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 29, 2005 from John Chevedden and Louis Lauve (Exhibit A) from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders. General Motors intends to omit the proposal under Rule 14a-8(i)(11) on the grounds that it substantially duplicates another proposal previously submitted to GM by another proponent that we anticipate will be included in those proxy materials.

The Chevedden-Lauve proposal states:

> RESOLVED: Shareholders request that our Board establish a policy (in our charter or bylaws if practicable) of separating the roles of CEO and Board Chairman, so that an independent director who has not served as an executive officer of our Company serve as Chairman whenever possible.
>
> This proposal gives our company an opportunity to follow SEC Staff Legal Bulletin 14C to cure a Chairman's non-independence. This proposal shall not apply to the extent that compliance would necessarily breach any contractual obligations in effect at the time of the 2006 shareholder meeting.

On December 23, 2005 GM received the following proposal from Catholic Healthcare West (Exhibit B):

> **Resolved**: The shareholders of **General Motors Company** (the "Company") request the Board of Directors establish a policy of, whenever possible, separating the roles of Chairman and Chief Executive Officer, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors.

**MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000**

> This proposal shall not apply to the extent that complying would necessarily breach any contractual obligations in effect at the time of the 2006 shareholder meeting.

The Chevedden-Lauve proposal, which was received six days later than the Catholic Healthcare West proposal, duplicates the earlier proposal except for the recommendation that the policy be established in the charter or bylaws if practicable and insignificant variations in language. The Staff has taken no-action positions under Rule 14a-8(i)(11) with regard to proposals that varied more significantly than these two resolutions. See, e.g., Gannett Co., Inc. (December 21, 2005); Paychex, Inc. (July 18, 2005). Accordingly, General Motors may omit the Chevedden-Lauve proposal as duplicative pursuant to Rule 14a-8(i)(11).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2006 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: John Chevedden

# EXHIBIT A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

Mr. G. Richard Wagoner, Jr.
Chairman
General Motors Corp. (GM)
300 Renaissance Center
Detroit, MI 48265
PH: 313-556-5000
FX: 313-667-3166
FX: 313-556-5108

Dear Mr. Wagoner,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in advancing the long-term performance of our company.

Sincerely,



John Chevedden
Shareholder

December 29, 2005

cc: Nancy E. Polis
Corporate Secretary
Anne Larin
PH: 313-665-4927
FX: 313-665-4979

Louis Lauve
3900 Watson Place, N.W. 2G-B
Washington, DC 20016

Mr. G. Richard Wagoner, Jr.
Chairman
General Motors Corp. (GM)
300 Renaissance Center
Detroit, MI 48265
PH: 313-556-5000
FX: 313-667-3166
FX: 313-556-5108

Rule 14a-8 Proposal

Dear Mr. Wagoner,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge this proposal within 14-days.

Sincerely,

Louis Lauve Dec 27 2005
Louis Lauve Date

cc: Nancy E. Polis
Corporate Secretary
Anne Larin
PH: 313-665-4927
FX: 313-665-4979

[December 29, 2005]

## 3 – Separate the Roles of CEO and Chairman

RESOLVED: Shareholders request that our Board establish a policy (in our charter or bylaws if practicable) of separating the roles of CEO and Board Chairman, so that an independent director who has not served as an executive officer of our Company serve as Chairman whenever possible.

This proposal gives our company an opportunity to follow SEC Staff Legal Bulletin 14C to cure a Chairman's non-independence. This proposal shall not apply to the extent that compliance would necessarily breach any contractual obligations in effect at the time of the 2006 shareholder meeting.

Separating the roles of CEO and Chairman can lead to a more objective evaluation of our CEO.

**Progress Begins with One Step**

It is important to take one step forward and adopt the above RESOLVED statement since our 2005 governance was not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

• The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm gave our company the following grades and critical comments:
"D" in Overall Board Effectiveness.
"D" in Board Composition.
"F" in Strategic Decision-Making.
Our board had not shown consistently strong judgment in its strategic decision-making.
Overall Governance Risk Assessment = High

• We had no Independent Chairman and perhaps not the best qualified lead director in Mr. Fisher who served on two boards rated "D" by TCL – PanAmSat (PA) and GM.
• Plus Mr. Fisher wielded additional power as the Chairman of our Governance Committee and as one of three members of our executive pay committee.
• Our full Board met only 7-times in one year – Lack of commitment concern especially given the media reports of bankruptcy risk.

• We had 2 directors with non-director links to our company – Mr. Cordina and Mr. O'Neal – Independence concern.
• Furthermore Mr. Cordina served on 3 boards rated "D" overall by TCL: Bell South (BLS), Merrill Lynch (MER) and GM.
• Mr. Laskawy also served on 3 boards rated "D" overall by TCL: Loews (LTR), Carolina Group (CG) and GM – Compounded by Mr. Laskawy serving as chairman of our key Audit Committee.
• And our directors can be re-elected with one yes-vote from our 500 million shares under plurality voting.

• Poison pill: A 2002 shareholder proposal with 42% shareholder support asked our company to require shareholder approval of poison pills. Our Board adopted such a policy but with the loophole that our board can override a shareholder vote requirement for one-year and adopt a pill on its own.

These less-than-best practices reinforce the reason to take one step forward and support separating the roles of CEO and Chairman.

**Moreover**

It is well to remember that at Enron, WorldCom, Tyco, and other legends of mis-management and/or corruption, the Chairman also served as CEO. If a CEO, who is also the Chairman, wants to cover up improprieties or mismanagement and directors disagree, with whom do they lodge complaints? The Chairman?

**Separate the Roles of CEO and Chairman**
**Yes on 3**

---

Notes:
The above format is the format submitted and intended for publication.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 and Louis Lauve, 3900 Watson Place, N.W. 2G-B, Washington, DC 20016 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held past the annual meeting.

**EXHIBIT B**

ℵ ε Polis





Catholic Healthcare West
CHW

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
(415) 438-5500 *telephone*
(415) 438-5724 *facsimile*
www.chwHEALTH.org

December 20, 2005

G. Richard Wagoner Jr.
Chief Executive Officer
General Motors Corp.
MC 482-C38-B71
300 Renaissance Center
Detroit, MI 48265-3000

Re: **Shareholder Proposal** for 2006 Annual Meeting

Dear Mr. Wagoner:

Catholic Healthcare West (CHW) is a health care delivery system serving communities in the western United States. As a religiously sponsored organization, CHW seeks to reflect its values, principles and mission in its investment decisions.

Catholic Healthcare West has held the required number of shares for at least a year and we intend to maintain ownership through the date of the annual meeting. Verification of ownership is included with this letter.

We present the attached resolution for inclusion in the proxy statement for action at the annual meeting in 2006 in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We request that Catholic Healthcare West be listed as a sponsor of this resolution in the company proxy statement. There will be a representative present at the annual meeting to present this resolution as required by SEC rules. We are filing this resolution along with other concerned investors. I will serve as the primary contact.

We would welcome dialogue with representatives of our company, which might lead to withdrawal of the resolution prior to the 2006 annual meeting.

Sincerely,

Sr. Susan Vickers

Susan Vickers, RSM
VP Community Health

Encl.

Cc: Leslie Lowe, ICCR

**SEPARATING THE ROLES OF CHAIR AND CEO**
**GENERAL MOTORS - 2006**

**Resolved**: The shareholders of **General Motors Company** (the "Company") request the Board of Directors establish a policy of, whenever possible, separating the roles of Chairman and Chief Executive Officer, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors.

This proposal shall not apply to the extent that complying would necessarily breach any contractual obligations in effect at the time of the 2006 shareholder meeting.

**SUPPORTING STATEMENT**

We believe in the principle of the separation of the roles of Chairman and Chief Executive Officer. This is a basic element of sound corporate governance practice. In addition, the absence of a more flexible fleet has contributed to fiscal challenges, and thus created a leadership crisis at our company, which a separation of the Chair and CEO would begin to address.

We believe an independent Board Chair – separated from the CEO – is the preferable form of corporate governance. The primary purpose of the Board of Directors is to protect shareholder's interests by providing independent oversight of management and the CEO. The Board gives strategic direction and guidance to our Company.

The Board will likely accomplish both roles more effectively by separating the roles of Chair and CEO. An independent Chair will enhance investor confidence in our Company and strengthen the integrity of the Board of Directors.

A number of respected institutions recommend such separation. CalPER's Corporate Core Principles and Guidelines state: "the independence of a majority of the Board is not enough" and that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

An independent board structure will also help the board address the complex policy issues facing our company.

The current business model of the auto industry is undergoing significant challenges. Over the years, the industry has generated substantial revenue from large vehicles that, in order to sell them today, the company needs to give large cash incentives. We believe independent Board leadership will better position our company to respond to these long-term challenges.

In order to ensure that our Board can provide the proper strategic direction for our Company with independence and accountability, we urge a vote FOR this resolution.

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Monday, March 06, 2006 11:11 AM
To: CFLETTERS
Cc: Anne Larin
Subject: #1 Re General Motors Corp. (GM) No-Action Request John Chevedden and John Lauve

#1 Re General Motors Corp. (GM) No-Action Request John Chevedden and John Lauve


JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872


March 6, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

General Motors Corp. (GM)
#1 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Independent Board Chairman
Shareholders: John Chevedden and John Lauve

Ladies and Gentlemen:

This is an initial response to the General Motors February 7, 2006 no action request.

The company no action request is at least incomplete. The company claims that it received another proposal. However:
GM does not state that it will publish such proposal.

The other proposal could have already been withdrawn or failed to qualify based on unverified stock ownership

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
John Lauve
Anne Larin <anne.t.larin@gm.com>




**General Motors Corporation**
**Legal Staff**

**Facsimile** (313) 665-4979

**Telephone** (313) 665-4927


March 7, 2006



U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter supplements General Motors' filing dated February 7, 2006 requesting that the Staff take a no-action position with regard to a stockholder proposal received from John Chevedden and Louis (not John) Lauve (Exhibit A). As our previous letter stated, GM intends to omit the proposal under Rule 14a-8(i)(11).

On March 6, Mr. Chevedden responded to GM's no-action request stating that GM in its request "does not state that it will publish such proposal" (Exhibit B). On the contrary, the second sentence of GM's request reads:

> General Motors intends to omit the proposal under Rule 14a-8(i)(11) on the grounds that it substantially duplicates another proposal previously submitted to GM by another proponent that we anticipate will be included in those proxy materials.

As of today, we continue to anticipate that the previously submitted proposal will be included in GM's proxy materials. It is possible that because of an unforeseen event, such as withdrawal by the proponent, the previous proposal might not be included, but GM has not requested a no-action letter in connection with omitting the previous proposal or engaged in any negotiations regarding the proposal. If circumstances change and we anticipate that the previous proposal will not be included in GM's proxy material, we will of course inform the Staff and Mr. Chevedden promptly.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: John Chevedden

Exhibit A



General Motors Corporation
Legal Staff

**Facsimile**
(313) 665-4979

**Telephone**
(313) 665-4927

February 7, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 29, 2005 from John Chevedden and Louis Lauve (Exhibit A) from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders. General Motors intends to omit the proposal under Rule 14a-8(i)(11) on the grounds that it substantially duplicates another proposal previously submitted to GM by another proponent that we anticipate will be included in those proxy materials.

The Chevedden-Lauve proposal states:

> RESOLVED: Shareholders request that our Board establish a policy (in our charter or bylaws if practicable) of separating the roles of CEO and Board Chairman, so that an independent director who has not served as an executive officer of our Company serve as Chairman whenever possible.
>
> This proposal gives our company an opportunity to follow SEC Staff Legal Bulletin 14C to cure a Chairman's non-independence. This proposal shall not apply to the extent that compliance would necessarily breach any contractual obligations in effect at the time of the 2006 shareholder meeting.

On December 23, 2005 GM received the following proposal from Catholic Healthcare West (Exhibit B):

> **Resolved**: The shareholders of **General Motors Company** (the "Company") request the Board of Directors establish a policy of, whenever possible, separating the roles of Chairman and Chief Executive Officer, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors.

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

> This proposal shall not apply to the extent that complying would necessarily breach any contractual obligations in effect at the time of the 2006 shareholder meeting.

The Chevedden-Lauve proposal, which was received six days later than the Catholic Healthcare West proposal, duplicates the earlier proposal except for the recommendation that the policy be established in the charter or bylaws if practicable and insignificant variations in language. The Staff has taken no-action positions under Rule 14a-8(i)(11) with regard to proposals that varied more significantly than these two resolutions. See, e.g., Gannett Co., Inc. (December 21, 2005); Paychex, Inc. (July 18, 2005). Accordingly, General Motors may omit the Chevedden-Lauve proposal as duplicative pursuant to Rule 14a-8(i)(11).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2006 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: John Chevedden

Exhibit B



J <olmsted7p@earthlink.net>

03/06/2006 11:10 AM

To: <CFLETTERS@SEC.GOV>
Subject: #1 Re General Motors Corp. (GM) No-Action Request - John Chevedden and John Lauve

#1 Re General Motors Corp. (GM) No-Action Request - John Chevedden and John Lauve

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

March 6, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

General Motors Corp. (GM)
#1 Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Independent Board Chairman
Shareholders: John Chevedden and John Lauve

Ladies and Gentlemen:

This is an initial response to the General Motors February 7, 2006 no action request.

The company no action request is at least incomplete. The company claims that it received another proposal. However:
GM does not state that it will publish such proposal.

The other proposal could have already been withdrawn or failed to qualify based on unverified stock ownership

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
John Lauve
Anne Larin <anne.t.larin@gm.com>

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 3, 2006

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: General Motors Corporation
Incoming letter dated February 7, 2006

The proposal requests that the board establish a policy to separate the roles of chief executive officer and chairman so that an independent director who has not served as an executive officer of the company serve as chairman whenever possible.

There appears to be some basis for your view that General Motors may exclude the Proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in General Motors' 2006 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,



Timothy Geishecker
Attorney-Adviser